April 16, 2026

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

       Re: Leishen Energy Holding Co., Ltd.
           Form 20-F for Fiscal Year Ended September 30, 2025
           Filed January 30, 2026
           File No. 001-42445
Dear Hongliang Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2025
Item 15. Controls and Procedures
Management   s Annual Report on Internal Control over Financial Reporting and
Attestation
Report of the Registered Public Accounting Firm, page 90

1. As the company has previously filed an annual Form 20-F, it no longer meets the exemption requirements. Please amend the filing to provide management s annual report on internal control over financial reporting as required by Part II,
Item 15(b) of the Form
       20-F. Please ensure the amendment includes updated certifications that refer to the Form
       20-F/A.
 April 16, 2026
Page 2
Index to Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 20     Segment Information, page F-31

2. Please amend your filing to provide the segment information required by Accounting
       Standard Update 2023-07 or explain why you believe you are not subject to the amendments in the Update. To the extent you agree the Update is applicable in the current period, please provide all disclosures required by ASC 280-10-50, including:
           The title and position of the individual or the name of the group or committee identified as the chief operating decision maker. See ASC 280-10-50-21(c).
           Each segment   s measure(s) of profit or loss used by the chief
operating decision
           maker (CODM) in assessing segment performance and allocating resources. See
           ASC 280-10-50-28A and 50-29.f.
           Disclosures that reconcile the segmented information with consolidated financial information for each period an income statement is presented, as required by ASC
           280-10-50-30 and 50-31.
           Significant expense categories that are regularly reviewed by the CODM and included in reported segment profit or loss in accordance with ASC 280-10-50-26A.
           If you do not disclose significant expense categories for one or more reportable segments, explain the nature of the expense information the CODM uses to manage operations. See ASC 280-10-50-26C.
           Disclose amounts of other segment items that may be required by ASC 280-10-50-
           26B, as applicable.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Myra Moosariparambil at 202-551-3796 or Kimberly Calder at 202-551-
3701 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation